Exhibit 99.1

Cheetah Mobile Announces First Quarter 2015 Unaudited Financial Results

Mobile monthly active users increased by 48 million QoQ to 443.6 million in March 2015

Mobile revenues accounted for 55% of total revenues, an increase of 65.4% QoQ

Overseas revenues accounted for 70% of mobile revenues and 38% of total revenues, up 84.2% QoQ

Cheetah Mobile achieves landmark milestone for mobile and global transformation with mobile revenues accounting for a majority of total revenues for the first time in the Company’s history

Beijing, China, May 19, 2015 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•                  Total revenues increased by 113.0% year-over-year and 14.2% quarter-over-quarter to RMB672.5 million (US$108.5 million).

•                  Mobile revenues1 increased by 584.1% year-over-year and 65.4% quarter-over-quarter to RMB367.4 million (US$59.3 million), which was driven by significant growth in mobile advertising revenues in both the overseas and domestic markets. Mobile revenues accounted for 55% of total revenues.

•                  Overseas revenues2 increased by 84.2% quarter-over-quarter to RMB256.2 million (US$41.3 million), which was driven by a significant ramp-up in mobile advertising revenues in overseas markets. Overseas revenues accounted for 38% of total revenues and 70% of mobile revenues.

•                  Net income attributable to Cheetah Mobile shareholders increased by 64.1% year-over-year to RMB30.7 million (US$5.0 million).

•                  Non-GAAP net income attributable to Cheetah Mobile shareholders (which excludes share-based compensation expenses) increased by 134.6% year-over-year to RMB76.9 million (US$12.4 million).

•                  Adjusted EBITDA increased by 207.3% year-over-year to RMB129.3 million (US$20.9 million).

First Quarter 2015 Key Operating Metrics

•                  Total global mobile user installations increased by 23.1% quarter-over-quarter to 1,340.5 million as of March 31, 2015.

•                  Mobile monthly active users (“Mobile MAUs”) increased by 48 million quarter-over-quarter to 443.6 million in March 2015. Mobile MAUs from overseas markets were 70.9% of total mobile MAUs in March 2015.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “Our mobile business continued to enjoy tremendous momentum during the first quarter 2015. Our mobile MAUs increased by 48 million quarter-over-quarter to 443.6 million in March.  Five of our apps were among the top-30 non-game apps on Google Play in March 2015 and Cheetah Mobile remained the top publisher in the tools category on Google Play.  Started only two years ago, our mobile monetization, especially in overseas markets, has already become our main source of revenue and a key growth engine for us. During the quarter, we have further expanded our partnerships with leading mobile advertising networks worldwide and made strategic investments and acquisitions of key mobile advertising assets.  As a result, for the first time in our operating history, mobile revenues accounted for a majority of total revenues, a major milestone towards achieving our mobile and global transformation goals.  As we continue towards our strategic goal to be among the top three global mobile advertising platforms, we will remain relentlessly focused on our users, product innovation and operational excellence.”

1  Mobile revenues included revenues from Hongkong Zoom Interactive Network Marketing Technology Limited.

2  Overseas revenues refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China.

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “Our total revenues this quarter increased 113% year over year, which well exceeded our prior guidance and was driven mainly by the continued ramp-up of our mobile advertising business, especially in overseas markets. Mobile revenues increased 584.1% year over year and now accounts for 55% of total revenues, with overseas revenues contributing 38% of total revenues and 70% of mobile revenues in the quarter. In order to capture the vast global mobile advertising opportunities ahead, we will continue to execute on our strategy to attract more mobile users, further strengthen our capabilities in big data analytics, and improve our mobile advertising technology and platform.”

First Quarter 2015 Financial Results

REVENUES

Total revenues for the first quarter of 2015 increased by 113.0% to RMB672.5 million (US$108.5 million) from RMB315.7 million in the prior year period. This increase was driven by the Company’s organic business growth, primarily due to substantial improvements in mobile monetization.

•                  Revenues from online marketing services increased by 141.1% to RMB559.9 million (US$90.3 million) in the first quarter of 2015 from RMB232.2 million in the prior year period. This increase was primarily driven by the strong demand for the Company’s mobile advertising business in overseas and domestic markets as well as the rapid growth of the worldwide mobile advertising market.

•                  Revenues from internet value added services (“IVAS”) increased by 35.3% to RMB97.2 million (US$15.7 million) in the first quarter of 2015 from RMB71.8 million in the prior year period. This increase primarily reflected the growth of revenue from mobile and PC games published by the Company.

•                  Revenues from internet security services and others increased by 32.0% to RMB15.5 million (US$2.5 million) in the first quarter of 2015 from RMB11.7 million in the prior year period. The increase was primarily due to the sales of the Company’s air purifier product.

By platform, revenues generated from mobile business increased by 584.1% to RMB367.4 million (US$59.3 million) from RMB53.7 million in the prior year period. This increase was primarily due to the increasing popularity of the Company’s mobile marketing services in overseas and domestic markets, as well as the rapid growth of mobile advertising market globally.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 106.3% to RMB145.3 million (US$23.4 million) in the first quarter of 2015 from RMB70.4 million in the prior year period. The increase in cost of revenues was mainly due to higher costs associated with the mobile game business, higher bandwidth and internet data center (IDC) costs associated with increased user traffic, as well as higher amortization costs from intangible assets resulting from acquisitions.

Gross profit increased by 114.9% to RMB527.2 million (US$85.0 million) in the first quarter of 2015 from RMB245.3 million in the prior year period. Gross margin increased to 78.4% in the first quarter of 2015 from 77.7% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2015 increased by 110.6% to RMB476.1 million (US$76.8 million) from RMB226.0 million in the prior year period. Total non-GAAP operating expenses, which exclude share-based compensation expenses, for the first quarter of 2015 increased by 103.2% to RMB430.7 million (US$69.5 million) from RMB212.0 million in the prior year period.

•                  Research and development expenses increased by 65.8% to RMB128.9 million (US$20.8 million) from RMB77.8 million in the prior year period. This increase was primarily due to the headcount expansion in research and development as well as an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, for the first quarter of 2015 increased by 63.7% to RMB117.5 million (US$18.9 million) from RMB71.7 million in the prior year period.

•                  Selling and marketing expenses increased by 123.5% to RMB249.5 million (US$40.2 million) from RMB111.6 million in the prior year period. The increase was primarily due to the spending in promotional activities for the Company’s mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 123.5% to RMB247.7 million (US$40.0 million) from RMB110.8 million in the prior year period.

•                  General and administrative expenses increased by 166.7% to RMB97.7 million (US$15.8 million) from RMB36.6 million in the prior year period. This increase was primarily due to an increase in share-based compensation expenses, professional service fees, as well as the increased expenses associated with headcount expansion. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 122.7% to RMB65.5 million (US$10.6 million) from RMB29.4 million in the prior year period.

Operating profit increased by 165.4% to RMB51.1 million (US$8.2 million) in the first quarter of 2015, compared to RMB19.3 million in the prior year period. Operating margin was 7.6% in the first quarter of 2015, compared to 6.1% in the prior year period.

Non-GAAP operating profit increased by 191.9% to RMB97.3 million (US$15.7 million) in the first quarter of 2015 from RMB33.3 million in the prior year period. Non-GAAP operating margin increased to 14.5% in the first quarter of 2015 from 10.6% in the prior year period.

For the first quarter of 2015, share-based compensation expenses were RMB46.2 million (US$7.5 million), as compared to RMB14.1 million in the first quarter of 2014.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 64.1% to RMB30.7 million (US$5.0 million) in the first quarter of 2015 from RMB18.7 million in the prior year period. Net margin was 4.6% in the first quarter of 2015, compared to 5.9% in the prior year period.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 134.6% to RMB76.9 million (US$12.4 million) from RMB32.8 million in the prior year period. Non-GAAP net margin increased to 11.4% in the first quarter of 2015 from 10.4% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS in the first quarter of 2015 increased to RMB0.21 (US$0.03) from RMB0.16 in the prior year period.

Non-GAAP diluted earnings per ADS in the first quarter of 2015 increased to RMB0.54 (US$0.09) from RMB0.28 in the prior year period.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS BALANCE

As of March 31, 2015, the Company had cash, cash equivalents, and short-term investments of RMB1.3 billion (US$204.2 million).

SHARES ISSUED AND OUTSTANDING

As of March 31, 2015, the Company had a total of 1,423,901,876 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

ADJUSTED EBITDA

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB129.3 million ($20.9 million) for the first quarter of 2015, representing a 207.3% increase from the corresponding period in 2014.

Recent Developments

Our goal is to become one of the top three global mobile advertising platforms. To pursue this goal, we have made strategic investments and acquisitions of key mobile advertising assets to complement our organic growth. In the first quarter of 2015, we entered into several strategic transactions, including making a minority investment in Nanigans, Inc., a worldwide provider of social and mobile advertising software and a pioneer in advertising automation software, and entering into a definitive agreement to acquire 100% of equity interests in MobPartner S.A.S, a global mobile advertising company with operations in San Francisco, London, Paris and Beijing.

Business Outlook

For the second quarter of 2015, the Company expects its estimated total revenues to be between RMB785 million (US$126.6 million) and RMB795 million (US$128.2 million), representing a year-over-year growth of approximately 106% to 109%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Company will hold a conference call on Tuesday, May 19, 2015 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1990 to US$1.00, the noon buying rate in effect on March 31, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company with approximately 444 million mobile monthly active users in March 2015. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in March 2015, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                      Non-GAAP operating expenses reflect operating expenses excluding share-based compensation expenses.

•                      Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                      Non-GAAP operating margin is non-GAAP operating income as a percentage of total revenues.

•                      Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                      Non-GAAP net margin is non-GAAP net income attributable to Cheetah Mobile shareholders as a percentage of total revenues.

•                      Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•                      Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses

The Company believes that separate analysis and exclusion of share-based compensation expenses adds clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779

Email: IR@cmcm.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(In ‘000, except for per share data)

	As of
	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,093,285	741,623	119,636
Short-term investments	513,621	524,248	84,570
Accounts receivable	260,347	417,916	67,417
Prepayments and other current assets	180,029	250,185	40,358
Due from related parities	43,570	64,339	10,379
Deferred tax assets	2,693	8,843	1,427
Total current assets	2,093,545	2,007,154	323,787

Non-current assets:
Property and equipment, net	45,905	40,781	6,579
Intangible assets, net	199,616	212,181	34,228
Goodwill	261,686	262,538	42,352
Long-term investments	338,842	620,816	100,148
Deferred tax assets	6,384	8,032	1,296
Other non-current assets	55,197	49,863	8,042
Total non-current assets	907,630	1,194,211	192,645

Total assets	3,001,175	3,201,365	516,432

LIABILITIES, NONCONTROLLING INTRESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	61,793	87,964	14,190
Accrued expenses and other current liabilities	481,694	525,719	84,808
Redemption right liabilities	520	421	68
Deferred revenue	44,180	58,273	9,400
Due to related parties	29,885	53,661	8,656
Income tax payable	3,584	15,404	2,485
Total current liabilities	621,656	741,442	119,607

Non-current liabilities:
Deferred revenue	1,134	858	138
Deferred tax liability	65,991	68,846	11,106
Other non-current liabilities	29,525	32,102	5,179
Total non-current liabilities	96,650	101,806	16,423

Total liabilities	718,306	843,248	136,030

Shareholders’ equity:
Ordinary shares	222	223	36
Additional paid-in capital	2,059,983	2,107,185	339,923
Retained earnings	142,760	173,448	27,980
Accumulated other comprehensive income	3,373	2,158	348
Total Cheetah Mobile Inc. shareholders’ equity	2,206,338	2,283,014	368,287
Noncontrolling interests	76,531	75,103	12,115
Total equity	2,282,869	2,358,117	380,402

Total liabilities, noncontrolling interests and shareholders’ equity	3,001,175	3,201,365	516,432

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(In ‘000, except for per share data and number of shares and ADSs)

	For The Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	315,712	588,888	672,484	108,483
Online marketing services	232,192	446,122	559,873	90,317
Internet value-added services	71,810	136,968	97,151	15,672
Internet security services and others	11,710	5,798	15,460	2,494

Cost of revenues (a)	(70,417)	(140,973)	(145,274)	(23,435)
Gross profit	245,295	447,915	527,210	85,048

Operating expenses:
Research and development (a)	(77,760)	(120,086)	(128,892)	(20,792)
Selling and marketing (a)	(111,636)	(184,287)	(249,499)	(40,248)
General and administrative (a)	(36,649)	(88,822)	(97,729)	(15,765)
Total operating expenses	(226,045)	(393,195)	(476,120)	(76,805)
				—
Operating profit (loss)	19,250	54,720	51,090	8,243
Other income (expenses):
Interest income	1,980	9,678	5,147	830
Changes in fair value of redemption right granted to a non-controlling shareholder	3,488	(2)	—	—
Changes in fair value of contingent consideration	(437)	(11,271)	(3,478)	(561)
Changes in fair value of put options granted to employees	332	374	—	—
Foreign exchange gain (loss), net	(40)	129	(166)	(27)
Impairment loss of available-for-sale securities	—	(8,664)	(25,891)	(4,177)
Other income, net	269	811	10,250	1,653
Losses from equity method investments	(1,547)	(524)	(2,220)	(358)

Income before tax	23,295	45,251	34,732	5,603
Income tax expense	(4,596)	(13,968)	(5,543)	(894)
Net income	18,699	31,283	29,189	4,709
Less: net loss attributable to noncontrolling interests	—	(894)	(1,499)	(242)
Net income attributable to Cheetah Mobile shareholders	18,699	32,177	30,688	4,951

Earnings per share
Basic	0.02	0.02	0.02	0.00
Diluted	0.02	0.02	0.02	0.00

Earnings per ADS
Basic	0.16	0.24	0.23	0.04
Diluted	0.16	0.23	0.21	0.03

Weighted average number of shares outstanding
Basic	944,224,593	1,354,673,777	1,360,580,383	1,360,580,383
Diluted	1,208,937,986	1,410,449,593	1,431,681,212	1,431,681,212
Weighted average number of ADSs used in computation
Basic	94,422,459	135,467,378	136,058,038	136,058,038
Diluted	120,893,799	141,044,959	143,168,121	143,168,121

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	3,513	(9,118)	6,715	1,083
Unrealized gains (loss) on available-for-sale securities, net	969	11,500	(1,064)	(172)
Reclassification adjustments for gains included in the consolidated statement of profit or loss	—	6,151	(6,814)	(1,099)
Other comprehensive income (loss)	4,482	8,533	(1,163)	(188)
Total comprehensive income	23,181	39,816	28,026	4,521
Less: Total comprehensive loss attributable to noncontrolling interests	—	(894)	(1,447)	(233)
Total comprehensive income attributable to Cheetah Mobile shareholders	23,181	40,710	29,473	4,754

(a) Share-based compensation expenses

	For The Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
(In ‘000)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	(2)	677	746	120
Research and development	6,029	14,809	11,435	1,845
Selling and marketing	817	2,249	1,808	292
General and administrative	7,237	32,834	32,220	5,198
Total	14,081	50,569	46,209	7,455

Cheetah Mobile Inc.

Reconciliation of GAAP and Non-GAAP Results

(RMB In’000, except for per share data)

	For The Three Months Ended March 31, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result($)
Revenues	672,484				672,484		108,483
Cost of revenues	(145,274)	21.6%	746	0.1%	(144,528)	21.5%	(23,315)
Gross profit	527,210	78.4%	746	0.1%	527,956	78.5%	85,168

Research and development	(128,892)	19.2%	11,435	1.7%	(117,457)	17.5%	(18,948)
Selling and marketing	(249,499)	37.1%	1,808	0.3%	(247,691)	36.8%	(39,957)
General and administrative	(97,729)	14.5%	32,220	4.8%	(65,509)	9.7%	(10,567)
Total operating expenses	(476,120)	70.8%	45,463	6.8%	(430,657)	64.0%	(69,472)

Operating profit	51,090	7.6%	46,209	6.9%	97,299	14.5%	15,696
Net income attributable to Cheetah Mobile Shareholders	30,688	4.6%	46,209	6.9%	76,897	11.4%	12,405

Diluted earnings per ordinary share (RMB)	0.02		0.03		0.05
Diluted earnings per ADS (RMB)	0.21		0.33		0.54
Diluted earnings per ADS (USD)	0.03		0.06		0.09

	For The Three Months Ended December 31, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	588,888				588,888
Cost of revenues	(140,973)	23.9%	677	0.1%	(140,296)	23.8%
Gross profit	447,915	76.1%	677	0.1%	448,592	76.2%

Research and development	(120,086)	20.4%	14,809	2.5%	(105,277)	17.9%
Selling and marketing	(184,287)	31.3%	2,249	0.4%	(182,038)	30.9%
General and administrative	(88,822)	15.1%	32,834	5.6%	(55,988)	9.5%
Total operating expenses	(393,195)	66.8%	49,892	8.5%	(343,303)	58.3%

Operating profit (loss)	54,720	9.3%	50,569	8.6%	105,289	17.9%
Net income attributable to Cheetah Mobile Shareholders	32,177	5.5%	50,569	8.6%	82,746	14.1%

Diluted earnings per ordinary share (RMB)	0.02		0.04		0.06
Diluted earnings per ADS (RMB)	0.23		0.36		0.59
Diluted earnings per ADS (USD)	0.04		0.06		0.10

	For The Three Months Ended March 31, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	315,712				315,712
Cost of revenues	(70,417)	22.3%	(2)	0.0%	(70,419)	22.3%
Gross profit	245,295	77.7%	(2)	0.0%	245,293	77.7%

Research and development	(77,760)	24.6%	6,029	1.9%	(71,731)	22.7%
Selling and marketing	(111,636)	35.4%	817	0.3%	(110,819)	35.1%
General and administrative	(36,649)	11.6%	7,237	2.3%	(29,412)	9.3%
Total operating expenses	(226,045)	71.6%	14,083	4.5%	(211,962)	67.1%

Operating profit	19,250	6.1%	14,081	4.5%	33,331	10.6%
Net income attributable to Cheetah Mobile Shareholders	18,699	5.9%	14,081	4.5%	32,780	10.4%

Diluted earnings per ordinary share (RMB)	0.02		0.01		0.03
Diluted earnings per ADS (RMB)	0.16		0.12		0.28
Diluted earnings per ADS (USD)	0.03		0.02		0.05

Cheetah Mobile Inc.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(In ‘000, except for per share data)

	For The Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Cheetah Mobile shareholders	18,699	32,177	30,688	4,951
Add:
Income tax expense	4,596	13,968	5,543	894
Interest expense (income), net	(1,980)	(9,678)	(5,147)	(830)
Depreciation and amortization	8,754	26,459	32,034	5,168
Net income (loss) attributable to noncontrolling interests	—	(894)	(1,499)	(242)
Other non-operating expense (income), net	(2,065)	19,147	21,505	3,470
Share-based compensation	14,081	50,569	46,209	7,455
Adjusted EBITDA	42,085	131,748	129,333	20,866

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(In ‘000, except for per share data)

	For The Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PC	262,009	366,777	305,105	49,218
Mobile	53,703	222,111	367,379	59,265
Total	315,712	588,888	672,484	108,483

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(In ‘000, except for per share data)

	For The Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Domestic revenues	309,455	449,819	416,253	67,148
Overseas revenues	6,257	139,069	256,231	41,335
Total	315,712	588,888	672,484	108,483